DECHERT LLP

1900 K Street, NW

Washington, D.C. 20006

(202) 261-3300

October 31, 2023

VIA EDGAR CORRESPONDENCE

Eileen Smiley, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Mercer Funds – Registration Statement on Form N-1A File Nos. 333-123467 and 811-21732

Dear Ms. Smiley:

On behalf of Mercer Funds (the “Trust” or the “Registrant”), I wish to respond to the comments that you recently provided to me via telephone with respect to your review of the Trust’s filing of Post-Effective Amendment No. 52 to the Registration Statement on Form N-1A of the Trust that was filed on August 17, 2023 pursuant to Rule 485(a)(2) under the Securities Act of 1933 relating to a proposed new series of the Trust, Mercer Short Duration Fixed Income Fund (the “ New Fund”), which will be managed and advised by Mercer Investments LLC, the investment adviser for the Trust. The proposed responses on behalf of the Trust to each of your comments are set forth below.

1. General Disclosure Comment – Completion of All Missing Information

Comment: We note that certain information was missing from the filing. Please confirm that all missing information will be included in the subsequent filing of the Registration Statement that will become effective.

Response: This will confirm that the disclosure is now complete and all information, including information necessary for the filing to become effective, has been included.

2. Prospectus – Expense Example

Comment: We note that because the New Fund satisfies the definition of a “New Fund” as such term is used in the Instructions to Form N-1A, the Expense Example for the New Fund only needs to include the 1-Year and 3-Year periods for presentation in the Expense Example, and the 5-Year and 10-Year periods may be deleted.

Response: The disclosure has been revised consistent with the comment.

3. Prospectus – Expense Example

Comment: We note that because the New Fund assesses a Redemption Fee on shares owned less than 30 days, the disclosure should be revised to include a second Expense Example showing the impact of the Redemption Fee.

Response: The Registrant is of the view that because the Redemption Fee is not a sales charge (load) or other similar fee as described in the Instructions to Form N-1A, the second Expense Example is not required to be presented. The Redemption Fee was adopted pursuant to Rule 22c-2 and it complies in all respects with Rule 22c-2, as it does not exceed two percent and it is payable to the New Fund to offset the costs and expenses incurred as a result of any short term trading and it is not paid to the underwriter or distributor as a sales-related fee. Accordingly, because the Redemption Fee complies with the requirements of Rule 22c-2, the Registrant does not believe that inclusion of a second Expense Example is required.

4. Prospectus - Principal Investment Strategies

Comment: Please confirm whether the New Fund intends to invest in preferred securities in connection with carrying out its principal investment strategies, and if it does, please add additional disclosure applicable to investing in preferred securities.

Response: This will confirm that the New Fund does not intend to invest in preferred securities in connection with carrying out its principal investment strategies and, accordingly, no additional disclosure with respect to such investments is required.

5. Prospectus - Principal Investment Strategies

Comment: We note that the disclosure under the section titled “Principal Investment Strategies” states that: “The Fund also may invest a significant portion of its assets in any combination of non-investment grade bonds (sometimes called “high yield” or “junk bonds”)….” Please confirm whether the New Fund is subject to a specific percentage limitation on the total amount that it may invest in non-investment grade bonds, and if it is, please disclose that percentage limit.

Response: This will confirm that the New Fund may not invest greater than 20% of its net assets in non-investment grade bonds, and the disclosure has been revised to disclose this percentage limitation.

6. Prospectus – Principal Investment Strategies

Comment: We note that the disclosure under the section titled “Principal Investment Strategies” states that the New Fund may invest in fixed income securities issued by “non-U.S. issuers” and by issuers in “emerging capital markets” – however - it does not specifically state that it intends to invest in bonds issued by “foreign issuers”, while there is specific disclosure of the risks related to “Foreign Investment Risk”. Accordingly, please consider adding disclosure clarifying that the New Fund will invest in fixed income securities of foreign issuers in order to be consistent with the applicable risk disclosure.

Response: The disclosure has been revised consistent with the comment.

7. Prospectus - Principal Investment Strategies

Comment: We note that the disclosure under the section titled “Principal Investment Strategies” states that: “The Fund’s duration will typically fall between one and three years. Depending on market conditions, the Fund may be managed to maintain a duration within 20% of the duration of the Bloomberg U.S. 1-3 Year Government/Credit Bond Index (as of _______, 2023, the duration of the Index was [ ] years).” Please provide additional disclosure clarifying how the New Fund will be managed, depending on market conditions, to maintain a duration within 20% of the duration of the Bloomberg U.S. 1-3 Year Government/Credit Bond Index.

Response: The subject disclosure has been removed.

8. Prospectus - Principal Investment Strategies

Comment: We note that the disclosure under the section titled “Principal Investment Strategies” states that: “The prices of debt securities with shorter durations generally will be less affected by changes in interest rates than the prices of debt securities with longer durations.” Please provide additional disclosure giving a specific example of the impact of changes in interest rates on the duration of the portfolio holdings of the New Fund.

Response: The disclosure has been revised consistent with the comment.

9. Prospectus - Risks of the Fund

Comment: As noted above, while there is risk disclosure with respect to “Foreign Investments Risk”, the disclosure under Principal Investment Strategies does not specifically identify the New Fund’s plans to invest in securities issued by foreign issuers. Please revise the disclosure under Principal Investment Strategies to specifically state that the New Fund may invest in foreign issuers so that the Principal Investment Strategies disclosure is consistent with the Risks of the Fund disclosure.

Response: The disclosure has been revised consistent with the comment.

10. Prospectus – Principal Risk Factors – High Yield Securities Risk

Comment: We note that the risk disclosure regarding investments in high yield securities does not state that such securities are considered to be speculative investments. Please consider revising the disclosure regarding high yield securities risk to specifically disclose that such investments are considered to be speculative in nature.

Response: The disclosure has been revised consistent with the comment.

11. Prospectus – General Disclosure Comment

Comment: Please confirm that disclosure that has been revised in Item 4 will be conformed with the applicable disclosure that is included in Item 9.

Response: This will confirm that that those changes made to Item 4 disclosure have also been reflected in the applicable Item 9 disclosure.

12. Prospectus – Temporary Defensive Positions

Comment: We note that the disclosure under Temporary Defensive Positions states that the New Fund may hold cash and short-term instruments “without limit” for temporary or defensive purposes. Please confirm supplementally that the New Fund intends to comply with Rule 35d-1 and will exercise its ability to invest “without limit” in cash and short-term instruments solely in response to those events that are deemed to warrant a temporary or defensive investment position for the New Fund.

Response: This will confirm that the New Fund does intend to comply fully with Rule 35d-1 with respect to its 80% investment requirement and it will invest without limit in cash and short-term instruments solely when it has been determined to be advisable to do so for temporary or defensive purposes, and the New Fund will otherwise remain in full compliance with Rule 35d-1 at all other times.

13. Prospectus – Administrative Services and Transfer Agency Services

Comment: We note that the disclosure under “Administrative Services” states that the New Fund pays State Street Bank and Trust Company (“State Street”) fees for serving as the New Fund’s administrator and providing external administrative services. Please confirm whether these external administrative services include transfer agency services, and if they do, please disclose this or otherwise disclose information regarding the New Fund’s transfer agency arrangements.

Response: This will confirm that State Street also serves as the transfer agent for the New Fund pursuant to a separate transfer agency services agreement in addition to serving as the New Fund’s administrator. The disclosure has therefor been revised to note that State Street also provides transfer agency services to the New Fund in addition to external administrative services.

14. Prospectus – Selling Shares and Payments by the Fund

Comment: We note that under the section titled “Selling Shares” it is stated that the New Fund typically expects to pay redemption proceeds to redeeming shareholders “within two business days” following receipt of a redemption request – however – in the section titled “Payments by the Fund” it is stated that the New Fund generally sends payment to redeeming shareholders “the business day after your request is received in good order”. Please clarify this discrepancy with respect to the time period for sending redemption proceeds to redeeming shareholders and revise the disclosure to address the discrepancy.

Response: The disclosure has been revised consistent with the comment.

15. Part C – Powers of Attorney

Comment: We note that the Powers of Attorney that were relied upon for filing the Registration Statement were filed in 2019 and in 2020. Please submit new Powers of Attorney with the next Registration Statement filing so that the Powers of Attorney are as of a more recent date.

Response: This will confirm that new Powers of Attorney have been submitted with the filing of the Registration Statement.

* * * *

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

Patrick W.D. Turley